EXHIBIT 11
LAUREL CAPITAL GROUP,INC.
FORM 10-K
COMPUTATION OF EARNINGS PER SHARE

	FOR THE	FOR THE	FOR THE
	YEAR ENDED	YEAR ENDED	YEAR ENDED
	June 30, 2005	June 30, 2004	June 30, 2003
NET INCOME	$2,049,000	$1,687,000	$2,534,000

BASIC EPS:

WEIGHTED AVERAGE SHARES OUTSTANDING	1,937,086	1,897,091	1,880,815

BASIC EARNINGS PER SHARE	$1.06	$0.89	$1.35

DILUTED EPS:

WEIGHTED AVERAGE SHARES OUTSTANDING	1,937,086	1,897,091	1,880,815
DILUTIVE EFFECT OF EMPLOYEE STOCK OPTIONS	50,757	88,025	101,119

DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING	1,987,843	1,985,116	1,981,934

DILUTED EARNINGS PER SHARE	$1.03	$0.85	$1.28